EXHIBIT 11.2


             STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE


                                             NINE MONTHS ENDED
                                                      JULY 31,


                                      1995          1994

Weighted average shares outstanding    1,973,017     1,746,747

Net effect of dilutive stock options -
 based on the treasury stock method
 using average market price               74,224        21,589

                                       2,047,241     1,768,336

Net income                            $  441,126    $  736,617

Net income per share                  $     0.22    $     0.42


Pro forma net income                                $  679,917

Pro forma net income per share                      $     0.38

